

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 17, 2017

Jean Bua
Executive Vice President and Chief Financial Officer
NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886

     Re: **NetScout Systems, Inc.**
               Form 10-K for the fiscal year ended March 31, 2016
               Filed May 31, 2016

Dear Ms. Bua:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Kathleen Collins

                             Kathleen Collins
                             Accounting Branch Chief
                             Office of Information Technologies
                             and Services

cc: Greg Sloan
        Corporate Controller
        NetScout Systems Inc.